SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

August 5, 2010

Commission File Number: 000-50867

Syneron Medical Ltd.
(Translation of registrant’s name into English)

Industrial Zone, Yokneam Illit 20692, P.O.B. 550, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated herein by reference is a press release of the Company, dated August 5, 2010, entitled “Syneron Sues Viora for Embezzlement of Trade Secrets and Technology.”

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on November 16, 2004 (Registration No. 333-120559), on January 8, 2010 (Registration No. 333-164250) and on January 15, 2010 (Registration No. 333-164351).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNERON MEDICAL LTD.

By: /s/ Fabian Tenenbaum
Name: Fabian Tenenbaum
Title: Chief Financial Officer

Date: August 5, 2010

Syneron Sues Viora for Embezzlement of Trade Secrets and Technology

Lawsuit Alleges Former Employees Embezzled Trade Secrets and Violated Copyrights

YOKNEAM, ISRAEL--(Marketwire - August 5, 2010) - Syneron Medical Ltd. (NASDAQ: ELOS), the leading global aesthetic device company, announced that it has filed a complaint in the Central District Court in Israel against Viora Medical Ltd, Viora Inc., three former Syneron employees, and other involved parties, claiming that they have embezzled Syneron's trade secrets and technology and violated the Company's copyrights for use in Viora's Reaction system. Syneron has requested relief from the court in the form of a permanent injunction against the manufacturing and sale of Viora's system and for monetary damages in the amount of 10 million shekels.

The complaint alleges that certain core components of Viora's system incorporate stolen technology and knowhow of Syneron and various other identical components to Syneron's VelaShape™ system. These technologies and knowhow were developed shortly before two of the three former employees departed Syneron. The complaint further alleges that the three former Syneron employees were each involved in the development of Syneron's technology and products, including specifically the VelaShape™ system.

The former Syneron employees named in the complaint held the following senior development positions:

●	VelaShape™ Project Manager and former head of Syneron's Electronics Group
●	A member of Syneron's Electronics Group directly involved in the development of the VelaShape™ system
●	A former consultant and part-time employee of Syneron who led the development of specific technology for the VelaShape™ system that Syneron claims is being used in Viora's Reaction aesthetic system

Louis P. Scafuri, Chief Executive Officer, commented, "Syneron has what we believe to be the most comprehensive and best-in-class product portfolio in the aesthetic device industry. Our strong focus on research and development has been a key component in the development of our innovative products and this lawsuit demonstrates our commitment to protecting our proprietary technology."

About Syneron Medical Ltd.

Syneron Medical Ltd. (NASDAQ: ELOS) is the leading global aesthetic device company with a comprehensive product portfolio and a global distribution footprint. The Company's technology enable physicians to provide advanced solutions for a broad range of medical-aesthetic applications including body contouring, hair removal, wrinkle reduction, rejuvenation of the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. The Company sells its products under two distinct brands, Syneron and Candela. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. are located in Israel. Syneron also has R&D and manufacturing operations in the US. The company markets and services and supports its products in 86 countries. It has offices in North America, France, Germany, Italy, Portugal, Spain, UK, Australia, China, Japan, and Hong Kong and distributors worldwide.
Additional information can be found at www.syneron.com.

Contacts:
Fabian Tenenbaum
Chief Financial Officer
+ 972 73 244 2283
Email: fabiant@syneron.com

Nick Laudico / Zack Kubow
The Ruth Group
646-536-7030 / 7020
Email: nlaudico@theruthgroup.com / zkubow@theruthgroup.com